UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

        UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 4)*

                          United Auto Group, Inc.
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                              (Name of Issuer)

                Common Stock (Par Value $ 0.0001 Per Share)
        Common Stock (Par Value $ 0.0001 Per Share) Upon Conversion
             of Series A Convertible Preferred Stock, Series B
                  Preferred Stock or Exercise of Warrants
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                909440 10 9
-----------------------------------------------------------------------------
                               (CUSIP Number)

                         Lawrence N. Barshay, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                                212-859-8000
-----------------------------------------------------------------------------
               (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)

                             September 7, 2000
-----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        INTERNATIONAL MOTOR CARS GROUP I, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               10,591,071

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             10,591,071

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,335,496

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.5%

14  TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        INTERNATIONAL MOTOR CARS GROUP II, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               2,991,875

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             2,991,875

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,335,496

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.5%

14  TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        PENSKE CAPITAL PARTNERS, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               13,582,946

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             13,582,946

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,335,496

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.5%

14  TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JAMES A. HISLOP

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           13,582,946

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        13,582,946

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,335,496

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.5%

14  TYPE OF REPORTING PERSON

        IN

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ROGER S. PENSKE

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               400,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           13,935,496

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             400,000

                10  SHARED DISPOSITIVE POWER

                        13,935,496

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,335,496

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.5%

14  TYPE OF REPORTING PERSON

        IN

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        PENSKE CORPORATION

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        MICHIGAN

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               352,550

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             352,550

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,335,496

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.5%

14  TYPE OF REPORTING PERSON

        IN

          This Amendment No. 4 ("Amendment") amends and supplements the
Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company ("IMCG I"), International Motor Cars Group II, a Delaware limited liability company ("IMCG II" and together with IMCG I, the "Purchasers"), Penske Capital Partners, L.L.C., a Delaware limited liability company ("PCP"), Roger S. Penske and James A. Hislop with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999 and Amendment No. 3 filed on February 8, 2000 (the "Schedule 13D"), relating to the Voting Common Stock, par value $0.0001 per share (the "Voting Common Stock") of United Auto Group, Inc., a Delaware Corporation (the "Company"). This Amendment is filed in connection with the acquisition by a wholly-owned subsidiary of Penske Corporation, a Delaware corporation ("Penske Corporation", and together with IMCG I, IMCG II, PCP, Roger S. Penske and James A Hislop, the "Reporting Persons"), of shares of Voting Common Stock of the Company. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

          Penske Automotive Holdings Corp., a Delaware corporation ("Penske Automotive") is a wholly-owned subsidiary of Penske Corporation, a Delaware corporation. Roger S. Penske is the Chairman of both Penske Corporation and Penske Automotive and is the beneficial owner of a majority of the voting capital stock of Penske Corporation. James A. Hislop is a member of the board of directors of Penske Corporation. The principal executive office of Penske Corporation is located at 13400 West Outer Drive, Detroit, Michigan 48239. Penske Corporation and Penske Automotive are holding companies that own, operate and invest in companies in the transportation and related industries.

          During the past five years, to the best knowledge of the persons named above, none of the persons named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the persons named in this Item 2 are citizens of the United States.

          With respect to 352,550 shares of Voting Common Stock of the Company, Penske Corporation has the sole power to direct the vote and disposition of such shares. In addition, by reason of Roger S. Penske's position as Chairman of Penske Corporation and Roger S. Penske's beneficial ownership of a majority of the stock of Penske Corporation, Penske Corporation and the other Reporting Persons may be deemed to constitute a Group. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that such a Group exists, and the existence of any such Group is hereby expressly disclaimed. Penske Corporation hereby expressly disclaims any beneficial ownership in any Series A Preferred Stock, Series B Preferred Stock, Warrants exercisable for Voting Common Stock, Warrants exercisable for Non-Voting Common Stock, the option to purchase shares of Voting Common Stock granted to Roger S. Penske and Voting Common Stock beneficially owned by any of the other Reporting Persons.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The total amount of funds used to purchase the 352,550 shares of Voting Common Stock of the Company was $2,140,941.45. Such funds were obtained such funds from the working capital of Penske Automotive.

ITEM 4.   PURPOSE OF TRANSACTION.

          The purchases of the 352,550 shares of Voting Common Stock were for investment purposes. Penske Corporation may hold its shares of Voting Common Stock, sell shares of Voting Common Stock, or purchase additional shares of Voting Common Stock depending on market and several economic conditions, the business affairs and financial condition of the Company, the market price of the Voting Common Stock and other factors deemed relevant by Penske Corporation.

          Except as otherwise described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the Form of Schedule 13D promulgated under the Exchange Act.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          On December 22, 1999, the Board of Directors of the Company authorized the repurchase of up to 3,000,000 shares of the outstanding stock of the Company. As of September 11, 2000, the Reporting Persons were advised that the Company had previously repurchased 2,990,856 shares of Voting Common Stock pursuant to such authorization, and that the Company's stock repurchase program has been completed. In addition, the Reporting Persons were advised that as of such date there were 19,008,855 shares of Voting Common Stock outstanding (exclusive of any securities convertible into Voting Common Stock).

          (a) As of September 11, 2000, as a result of (i) the acquisition of the shares of Series A Preferred Stock, the Series B Preferred Stock, the Warrants exercisable for Voting Common Stock and the Warrants exercisable for Non-Voting Common Stock at the Initial Closing and the Second Closing, (ii) the option to purchase shares of Voting Common Stock granted to Roger S. Penske at the Second Closing, (iii) the December 1999 Dividend Payment and (iv) the purchase by Penske Corporation of shares of Voting Common Stock, the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 14,335,496 shares of Voting Common Stock, which constitutes approximately 43.5% of the 32,991,801 shares of Voting Common Stock deemed to be outstanding for this purpose.

          (b) Assuming the conversion into Voting Common Stock of the Series A Preferred Stock and Series B Preferred Stock and the exercise of the Warrants into Voting Common Stock, IMCG I has the sole power to direct the vote and disposition of 10,591,071 shares of Voting Common Stock, and IMCG II has the sole power to direct the vote and disposition of 2,991,875 shares of Voting Common Stock, in each case subject to certain restrictions contained in the Stockholders Agreement and described in Items 4 and 6 of the Schedule 13D. Upon the exercise of the option to purchase 400,000 shares of Voting Common Stock granted to Roger S. Penske at the Second Closing, Roger S. Penske will have the sole power to direct the vote and disposition of such shares. As a result of the purchase of 352,550 shares of Voting Common Stock, Penske Corporation has the sole power to direct the vote and disposition of such shares.

          (c) Between July 24, 2000 and September 7, 2000, Penske
Automotive purchased the following shares of Voting Common Stock, all in open market transactions on the New York Stock Exchange:

Purchase Date          Number of Shares           Per Share Purchase Price
-------------          ----------------           ------------------------
7/24/00                111,050                    $8.9350
8/1/00                  40,000                    $7.8859
8/2/00                  35,000                    $7.8725
8/11/00                  5,000                    $7.9350
8/15/00                  9,000                    $8.0600
8/17/00                  2,000                    $8.3881
8/18/00                  5,000                    $8.3100
8/22/00                 42,000                    $8.1850
8/23/00                 10,000                    $8.2475
8/31/00                 19,000                    $8.4416
9/5/00                  24,500                    $8.4975
9/7/00                  45,000                    $8.6156
9/8/00                   5,000                    $8.6850

Except as described in this Schedule 13D, none of the Reporting Persons have effected any transactions in the Voting Common Stock during the sixty days preceding the date of this Schedule 13D.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2000


                              INTERNATIONAL MOTOR CARS GROUP I, L.L.C.


                                   By:  PENSKE CAPITAL PARTNERS, L.L.C.
                                        Its Managing Member



                                        By:  /s/ James A. Hislop
                                            ---------------------------
                                            James A. Hislop
                                            President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2000


                               INTERNATIONAL MOTOR CARS GROUP II, L.L.C.


                                   By:  PENSKE CAPITAL PARTNERS, L.L.C.
                                        Its Managing Member



                                        By:  /s/ James A. Hislop
                                            ---------------------------
                                            James A. Hislop
                                            President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2000


                                    PENSKE CAPITAL PARTNERS, L.L.C.



                                        By:  /s/ James A. Hislop
                                            ---------------------------
                                            James A. Hislop
                                            President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2000




                                             /s/ James A. Hislop
                                            ---------------------------
                                            James A. Hislop

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2000





                                             /s/ Roger S. Penske
                                            ---------------------------
                                            Roger S. Penske

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2000


                                     PENSKE CORPORATION



                                         By: /s/ Robert Kurnick
                                            -------------------------
                                            Name:  Robert Kurnick
                                            Title:  Executive Vice President